Exhibit 8.1

January 12, 2011

Panasonic Corporation,

1006, Oaza Kadoma,

Kadoma City, Osaka 571-8501, Japan

Ladies and Gentlemen:

We have acted as U.S. counsel to Panasonic Corporation (the “Company”) in connection with the registration and filing by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), of the registration statement on Form F-4, dated January 12, 2011 (the “Registration Statement”), relating to the exchange of Company shares for shares of Sanyo Electric Co., Ltd. (the “Exchange Plan”).

We have been requested to render our opinion as to certain matters set forth in the Registration Statement. For purposes of this opinion, we have reviewed the Registration Statement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed with your consent that the Exchange Plan will be completed in the manner set forth in the Registration Statement.

We hereby confirm to you that our opinion as to the United States federal income tax matters is as set forth under the heading “Material U.S. Federal Income Tax Consequences” in the Registration Statement, subject to the limitations set forth therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Material U.S. Federal Income Tax Consequences” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP